MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ending

September 30, 2005

(Restated)

1.1      Date of Information

As discussed herein this Management’s Discussion and Analysis (“MD&A”) has been amended to give effect to the restatement as described in “Restatement” below and in “Restatement” in Note 2 of the restated consolidated financial statements for the three and nine months ended September 30, 2005. Apart from revisions resulting from the restatement this MD&A does not reflect events subsequent to November 23, 2005..

1.2      Overall Performance and Results of Operations

General

The following restated MD&A of Augusta Resource Corporation, (the “Company”) should be read in conjunction with the accompanying unaudited restated interim financial statements for the nine months ended September 30, 2005 and with the audited financial statements for the years ended December 31, 2004 and 2003, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles.

Restatement

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is pursuing, the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. CICA Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment. Refer to the Consolidated Financial Statements Note 2 for more details.

Additional third quarter adjustments (which were properly reflected in the year end consolidated financial statements) relate primarily to the change in the discount rate for the debt incurred in the Mount Hamilton acquisition from 4% to 15% and the recording of the tax gross-up, (see Note 7 to the restated Consolidated Financial Statements for the three and nine months ended September 30, 2005).

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Company is engaged in the exploration and development of mineral properties located in Pima County, Arizona; White Pine County, Nevada; Grant County, New Mexico; and in the Coronation Diamond District in Nunavut, Canada. These properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement, to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for cash payment of US $20,800,000 payable over a three year period. The Company does not retain a liability to make the payments, but it would surrender any claims to the property. The Company has made the first payment of $6,666,666 USD.

The Company commenced drilling on the Rosemont deposit in August 2005, to carry out a program of confirmation and in-fill drilling initially totalling 3,000 metres in size, designed to verify the historic resources and to develop an updated modern resource estimate. On September 19, 2005 the Company announced plans to extend the drilling program to approximately 10,000 metres in order to test down dip extensions to the main Rosemont open pit copper/molybdenum/silver deposit and add new measured and indicated resources. All drilling and assaying is being done under a strict QA/QC protocol that includes independent lab analysis on sawn diamond drill core.

The deposit outcrops at its western edge and follows the orientation of the host rocks, dipping beneath arkosic rocks to the east. Previous closely spaced drilling programs have defined the shallow, western portion of the deposit, but have left the eastern, deeper extension less well defined.

On October 13, 2005 the Company announced assay results for the first three holes, which test the down-dip extension and include the following:

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2000	172.5	186.0	13.5	0.35	0.005	2.8
AR-2000	204.0	228.0	24.0	0.33	0.016	3.1
AR-2000*	239.7	462.0	222.3	0.96	0.011	12.8
AR-2001	219.0	235.5	16.5	0.48	0.015	3.2
AR-2001	266.4	478.5	212.1	0.77	0.018	5.7
AR-2002	232.5	488.1	255.6	0.57	0.015	5.0

*Results from the 222.3 metre interval of drill hole AR-2000 include 21.6 metre of 1.97% Cu, 0.002% Mo and 23.5 g/t Ag and an additional 10.3 metres of 1.94% Cu, 0.012% Mo and 28.3 g/t Ag.

On November 10, 2005 the company reported the results of an additional 1139.3 meters. These additional drill intersections compare favorably to the historic resource results completed by Anamax and Asarco. The additional drill results are illustrated in the following table:

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2003	248.4	513.6	265.2	0.81	0.028	8.1
AR-2004	118.1	365.8	247.7	0.47	0.008	10.5
AR-2004	434.3	529.1	94.8	0.69	0.022	9.9

The property contains three known potentially open-pit mineable copper/molybdenum skarn deposits on patented mining claims. Over 70,713.6 meters of diamond drilling has been conducted outlining approximately 5 billion pounds of Copper within a historical estimate of 400,705,100 tons of 0.64% Cu, 0.018% Mo and 0.25 ounces per ton silver. The Company is completing the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors.

The Company’s 2005 drill program is being conducted to finalize the identification of measured and indicated resources in the main zone (where a future pit would start) and to develop measured and indicated resources down-dip in order to provide the resource base for a larger pit. A first priority in the design of the infill drilling is to reduce the amount of waste or inferred resources that may be categorized as such simply due to insufficient drill-hole density. The elimination of such areas is expected to minimize the strip ratio in the design of a future pit. Augusta Resource Corporation remains on track to produce a pre-feasibility study and associated Technical Report filing in the first quarter of 2006. Washington Group International Inc. has been retained to lead the pre-feasibility study and Stantec Consulting has been retained to develop the environmental, hydrological, closure and permitting plans, schedules and cost estimates.

Total project expenditures to complete the exploration, pre-feasibility and related technical study are expected to range from $1.7 million to $2.5 million, depending on the final number of diamond drill holes in the ultimate program.

As of the end of the Q3 2005 project expenditures on this work program have totalled $1,121,231, with $1,018,436 expended during the third quarter.

Properties in White Pine County, Nevada

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mount Hamilton Gold Project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., the holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (Net present value of $3,103,438), 3,750,000 common shares at $0.16 USD per share, fair value of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years, fair value of $465,163. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC. Prior to commercial production, $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

Effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The purchase method was used to account for this transaction and the entire purchase consideration of $4,337,601 was allocated to the mining property acquired.

The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

The Company plans to drill approximately 3,000 metres of diamond core to verify previously discovered mineralized bodies and explore their extensions. Permit applications are in place for this drilling program and approval is expected in the first quarter of 2006. Data acquisition and compilation from earlier exploration programs is underway. Total Phase I program budget is estimated at $600,000 and is planned for completion in 2006.

As of the end of the Q3 2005 project expenditures on the Mount Hamilton property was $139,497, with $31,832 incurred during the three month period ended September 30, 2005. Total project expenditures on the Shell property were $12,789 to date with no work completed in the third quarter.

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company can acquire a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of $4,850,000 USD, $500,000 USD to be completed by February 11, 2006, and payments of US$1,000,000 cash and 325,000 common shares over a 3-year period. In addition, until the property is in commercial production, the Company will make payments of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The Company has the option to purchase half of the NSR for $2,000,000 USD. The agreement is effective on May 11, 2005. The Company has paid $100,000 USD and issued 50,000 common shares to date.

A Phase 1 drilling program of approximately 3,000 metres of diamond core is anticipated to verify and extend deep, relatively high-grade Cu-Zn mineralization. The permit applications have been submitted and the negotiation for surface drilling access rights are currently being negotiated with private landowners.

Virtually all of the data from previous programs has been acquired and an electronic database and updated geological model have been completed. Scoping level studies will commence upon completion of the Phase 1 drill program and are expected to be completed by May 2006. Total Phase I program budget and scoping study is estimated at $1,000,000.

As of the end of the Q3 2005 project expenditures on this work program have totalled $38,630, with $11,131 expended during the quarter.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for four properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the four properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date, and 58,335 shares by the first anniversary date of the initial share issuance. NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

As at September 30, 2005, the financial statements show Mining Properties Costs of $247,907 and Deferred Exploration Expenses of $3,594 related to these properties. The Company has issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at a deemed price of $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval. The Company has no plans to conduct any work on these properties, pending receipt of reports of work performed by the Primary Optionees.

As at September 30, 2005, the Company’s capitalized costs on its mining assets were as follows:

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004

Rosemont property	$8,439,226	$-	$1,121,231	$-

Mt. Hamilton property	6,574,757	37,157	139,497	16,191

Lone Mountain property	271,236	-	38,630	-

Shell property	-	-	12,789	-

Coronation Diamond District properties	247,907	247,907	3,594	3,594

	$15,533,126	$285,064	$1,315,741	$19,785

Mining properties:	2005	2004

Balance, beginning of year	$285,064	$544,706

Acquisition costs	13,048,062	37,157

Acquisition tax gross-up	2,200,000	-

Write-offs	-	(296,799)

Balance at September 30, 2005 and December 31, 2004	$15,533,126	$285,064

Deferred exploration expenses:	2005	2004

Balance, beginning of year	$19,785	$174,549

Geologists, consultants and professional services	1,295,956	57,591

Write-offs	-	(212,355)

Balance at September 30, 2005 and December 31, 2004	$1,315,741	$19,785

Results of Operations

Comparison of the nine-month period ending September 30, 2005 and 2004 (restated)

			INCREASE/
	2005	2004	(DECREASE)

EXPENSES
Accounting and audit	$-	$(500)	$500
Amortization	748	-	748
Administration	22,500	22,500	-
Consulting and communication	42,173	-	42,173
Debt issue costs	180,712	-	180,712
Filing and regulatory	106,914	13,672	93,242
Fiscal and advisory services	22,460	-	22,460
Foreign exchange (gain)	(237,828)	1,413	(239,241)
Interest and finance charges	1,335,412	1,677	1,333,735
Investor relations	36,725	-	36,725
Legal fees	3,884	59,199	(55,315)
Office and sundry	188,110	3,295	184,815
Recruitment fees	45,174	-	45,174
Salaries and benefits	392,327	131,407	260,920
Stock based compensation	681,530	22,815	658,715
Travel	35,037	3,509	31,528

Loss from operations	(2,855,878)	(258,987)	2,596,891
Interest and other income	36,441	-	(36,441)
Gain from settlement of debt	8,847	-	(8,847)
Write-off of mining assets	-	(509,154)	(509,154)

LOSS FOR THE PERIOD	$(2,810,590)	$(768,141)	$2,042,449

Operating loss before other items for the nine-month period ending September 30, 2005 was $2,855,878. This was $2,596,891 higher than the loss of $258,987 for the same period ending September 30, 2004, as the company was relatively inactive for the period 2004. In the previous period, management was continually searching for and negotiating prospective property acquisitions. These efforts began to show results in final quarter of 2004 and during the nine-month period ended September 30, 2005. The largest differences were an increase of $658,715 in stock based compensation expense as a result of 2,910,000 stock options being issued to corporate directors, officers and employees during the period as well a $1,333,735 increase in interest expense following the acquisition of Mount Hamilton and the issuance of the convertible debenture. These increases accounts for 77% of the increase in the operating loss before other items.

Amortization of $748 was recorded during the period due to the establishment of an office in Denver, Colorado and the purchase of computer hardware.

As a result of increased operational activity during the period consulting and communication fees have increased to $42,173 from $nil the previous period. Consultants were used for various operational and administrative requirements during the period.

Filing and regulatory expenses during the period ending September 30, 2005 were $106,914, which is an increase of $93,242 over $13,672 incurred to September 30, 2004. This increase is the result of the acquisitions of the three properties located in the U.S. and the completion of four private placements and a convertible debenture generating an aggregate of $16,480,921 for the Company.

Fiscal and advisory services during the period ending September 30, 2005 were $22,460 over $nil during the period ending September 30, 2004. This increase is the result of share issuances during the period for the various private placements and options and warrants exercised.

The foreign exchange gain of $237,828 during the period ended September 30, 2005 is a recovery of $239,241 over the foreign exchange loss during the period ended September 30, 2004. This recovery resulted from an $205,824 unrealized foreign exchange gain on the $2,500,000 USD notes payable, reflecting the significant drop in the USD exchange rate at September 30, 2005.

Interest and finance charges at September 30, 2005 are $1,335,412 an increase of $1,333,735 over $1,677 during the period ended September 30, 2004. This increase is the result of the accretion of interest expense on the convertible debenture ($980,597) as well as the accrual of $180,000 (at 9%) interest due on the $6,000,000 convertible debenture issued by the Company and $173,289 in discount interest based on an interest rate of 15% on the $2,500,000 USD notes payable.

Legal fees for the period ended September 30, 2005 are $3,884 compared to $59,199 for the period ended September 30, 2004 a decrease of $55,315. The 2004 expense was due to work primarily associated with properties in Nunavut, Canada during the period December 1, 2000 to April 29, 2003 and while supposedly invoiced in September 2003 the Company had no record of receiving same. This matter was brought to the Company’s attention in July 2004.

Investor relations increased to $36,725 during the period ended September 30, 2005 from $nil in the prior period. These expenditures were incurred to provide investors with information on the Company’s increased operations and activities. On September 27, 2005 the Company announced the appointment of Roth Investor Relations to conduct investor relations activities in North America.

Office and sundry expenses for the period ended September 30, 2005 are $188,110 compared to $3,295 for the period ended September 30, 2004, an increase of $184,815. The costs are higher as a result of the opening of the office in Denver, Colorado, as well as the absorption of 50% of common facility expenses for the Vancouver office such as rent, communication, and miscellaneous office expenses that was wholly absorbed in 2004 by a related company with common directors and officers.

Recruitment fees for the period ended September 30, 2005 were incurred for the search for a candidate for the President and CEO’s position.

Salaries and benefits have increased by $260,920, which is primarily due to the addition of the new President & CEO and VP Exploration positions based in Colorado. Both persons commenced their engagement in April 2005. An administrative/secretarial person has also been engaged for this office. Additionally, the Company appointed a VP Projects and Environment on September 29, 2005, which will increase the salaries and benefits for the ensuing periods.

Travel has increased to $35,037 for the period ended September 30, 2005 from $3,509 for the period ended September 30, 2004, an increase of $31,528. This increase is the result of additional personnel and new travel requirements with operations now based in the US and Canada.

The increased in interest income to $36,441 during the period resulted from substantial increased bank balances from equity funds raised during the period and the investment of these funds in guaranteed investment certificates.

Comparison of the three-month period ending September 30, 2005 and 2004 (restated)

			INCREASE/
	2005	2004	(DECREASE )

EXPENSES
Accounting and audit	$-	$-	$-
Amortization	748	-	748
Administration	7,500	7,500	-
Consulting and communication	3,421	-	3,421
Debt issue costs	135,534	-	135,534
Filing and regulatory	(7,932)	993	(8,925)
Fiscal and advisory services	5,437	-	5,437
Foreign exchange (gain)	(240,268)	(328)	(239,940)
Interest and finance charges	991,785	(3,614)	995,399
Investor relations	3,489	-	3,489
Legal fees	(1,367)	59,199	(60,566)
Office and sundry	57,396	-	57,396
Recruitment fees	-	-	-
Salaries and benefits	180,900	43,750	137,150
Stock based compensation	336,005	22,815	313,190
Travel	14,867	(2)	14,869

Loss from operations	(1,487,515)	(130,313)	1,357,202
Interest and other income	29,021	-	(29,021)
	-
LOSS FOR THE PERIOD	$(1,458,494)	$(130,313)	$1,328,181

Operating loss before other items for the three-month period ending September 30, 2005 was $1,487,515. This was $1,357,202 higher than the loss of $130,313 for the same three-month period ending September 30, 2004, as the company was relatively inactive for the period 2004. In the previous period, management had not had significant results for its negotiations on prospective property acquisitions. These acquisitions have resulted in substantial increased operations in the three-month period ended September 30, 2005. The most significant expenses during the three month period were an increase of $313,190 in stock based compensation expense as a result of 2,235,000 stock options being issued to corporate directors, officers and employees during the period. In addition interest and finance charges were $995,399 higher reflecting the debt obligation established with the purchase of the Mount Hamilton property and the issuance of the convertible debenture. These increases accounts for 96% of the increase in the operating loss before other items.

Amortization of $748 was recorded during the quarter due to the establishment of an office in Denver, Colorado and the purchase of computer hardware.

As a result of increased activity during the three-month period ending September 30, 2005 consulting and communication fees have increased to $3,421 from $nil the previous period. Consultants were used for various operational and administrative requirements during the period

Filing and regulatory expenses during the three-month period ending September 30, 2005 were ($7,932), which is a decrease of $8,925 over $993 incurred to September 30, 2004. This decrease is the result of the capitalization of certain filing fees from the June 30, 2005 quarter for the acquisition of DHI Minerals Inc. and the refund on the overpayment of certain regulatory fees.

Fiscal and advisory services during the three-month period ending September 30, 2005 were $5,437 over $nil during the period ending September 30, 2004. This increase is the result of share issuances during the period for exercise of warrants exercised.

The foreign exchange gain of $240,268 during the three-month period ended September 30, 2005 is an increase of $239,240 over the foreign exchange gain during the three-month period ended September 30, 2004. This recovery resulted from a $205,824 unrealized foreign exchange gain on the $2,500,000 USD notes payable relative to the Mount Hamilton acquisition, and the significant drop in the USD exchange rate at September 30, 2005.

Interest and finance charges for the three-month period ended September 30, 2005 are $991,785 an increase of $995,399 over the three-month period ended September 30, 2004. This increase is the result of the accretion of interest expense on the convertible debenture of $757,651 as well as the accrual of $135,000 (at 9%) interest due on the $6,000,000 convertible debenture issued by the Company and $98,291 in discount interest based upon an interest rate of 15% on the $2,500,000 USD notes payable.

Legal fees for the three-month period ended September 30, 2005 are a recovery of ($1,367) compared to $59,199 for the period ended September 30, 2004 a decrease of $60,566. The 2004 expense was due to work primarily associated with properties in Nunavut, Canada during the period December 1, 2000 to April 29, 2003 and while supposedly invoiced in September 2003 the Company had no record of receiving same. This matter was brought to the Company’s attention in July 2004. The recovery of fees during the three-month period ending September 30, 2005 relate to the capitalization of fees.

Investor relations increased to $3,489 during the three-month period ended September 30, 2005 from $nil in the prior period. These expenditures were incurred to provide investors with information on the Company’s increased operations and activities. On September 27, 2005 the Company announced the appointment of Roth Investor Relations to conduct investor relations activities in North America.

Office and sundry expenses for the three-month period ended September 30, 2005 are $57,396 compared to $nil for the three-month period ended September 30, 2004. The costs are higher as a result of the opening of the US office in Denver, Colorado, as well as the absorption of 50% of common facility expenses for the Vancouver office such as rent, communication, and miscellaneous office expenses that was wholly absorbed in 2004 by a related company with common directors and officers.

Salaries and benefits have increased by $137,150, which is primarily due to the addition of the new President & CEO and VP Exploration positions based in Colorado. Both persons commenced their engagement in April 2005. An administrative/secretarial person has also been engaged for this office. Additionally, the Company appointed a VP Projects and Environment on September 29, 2005, which will increase the salaries and benefits for ensuing periods.

Travel has increased to $14,867 for the three-month period ended September 30, 2005 from a recovery of $2 for the three-month period ended September 30, 2004, an increase of $14,869.

This increase is the result of additional personnel and new travel requirements with operations now based in the US and Canada.

The increase in interest income to $29,021 during the period resulted from substantial increased bank balances from equity funds raised during the period and the investment of these funds in guaranteed investment certificates.

1.3      Select Annual Information

	2004	2003	2002
Total Revenue	nil	nil	nil
Total net loss	(866,057)	(298,933)	(520,877)
Total net loss and diluted net loss per share	(0.06)	(0.04)	(0.10)
Total assets	1,365,194	722,175	537,506
Total long-term financial liabilities	32,997	32,353	30,901
Cash dividends declared per share	nil	nil	nil

1.4      Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2005, 2004 and 2003 are as follows, the 2005 quarters have been restated:

			Net loss per share
	Revenue	Net Loss	basic & diluted
Sep 2005	Nil	1,458,494	$0.04
Jun 2005	Nil	861,062	$0.03
Mar 2005	Nil	491,034	$0.02
Dec 2004	Nil	97,916	$0.01
Sep 2004	Nil	130,313	$0.01
Jun 2004	Nil	577,324	$0.07
Mar 2004	Nil	60,504	$0.01
Dec 2003	Nil	21,482	$0.01

1.5      Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital deficit as at September 30, 2005 was $719,982 compared with working capital of $502,874 as at December 31, 2004. The Company raised $16,480,921 through private placements, convertible debentures and warrant and option exercise. The Company invested $8,594,461 of this directly into three property acquisitions in the US and expended $1,065,478 on exploration costs. The Company’s cash position as at September 30, 2005 was $5,487,009 in comparison to $989,799 as of December 31, 2004, an increase of $4,497,210.

The Company has $6,966,572 due in debt obligations as of September 30, 2005 compared to $56,285 due on December 31, 2004, an increase of $6,910,287. These obligations have been incurred to purchase the Mount Hamilton property and for the $6,000,000 convertible debenture utilized for the initial payments for the Rosemont property. The amount due for the Mount Hamilton purchase is $1,500,000 USD and is expected to be funded through additional equity financing. On June 1, 2005 the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term and is convertible into 2,181,818 common shares of the Company at a price of $2.75 per share. The debenture bears an interest rate of 9% annually and can be repaid in either cash or shares at the option of the Company. In connection with the debenture, the Company issued to the investor 363,363 common shares of the Company at a deemed price of $2.805 per common share, which had a hold period that expired on October 2, 2005. The Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. in connection with the transaction. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants have a hold period expiring on October 15, 2005. (See Note 9 of the restated financial statements for additional details on the convertible debenture.

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuances of the warrants are subject to regulatory approval.

1.6      Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in section 1.2 Overall Performance. The Company has entered into several option agreements, which provide for exploration acquisitions and expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

On March 3, 2005, the Company closed the private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On April 15, 2005, the Company closed two private placements. One private placement was for 1,954,250 units for gross proceeds of $1,954,250. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. Upon closing, 977,125 warrants were issued with an expiration date of April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued under the placement were paid.

The other private placement was for 1,544,250 units for gross proceeds of $3,088,500. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. Upon closing, 772,125 warrants were issued with an expiration date of April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued under the placement were paid.

On June 29, 2005, the Company closed a brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants on the same terms as those under the private placement were paid.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

1.7      Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.8      Transactions with Related Parties

As of September 30, 2005, the Company incurred expenses of $22,500 (2004 - $22,500) for administrative services provided by a company in which Richard W. Warke, Chairman and a Director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day-to-day administrative office services (eg. facsimile capabilities and internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

As of September 30, 2005, the Company incurred salaries of $112,500 (2004 - $75,000) to Richard W. Warke, Chairman of the Company, $123,289 (2004 – $nil) to Gil Clausen, President and CEO and $56,250 (2004 - $56,250) to Donald B. Clark, Director. Also, as of September 30, 2005, included in accounts payable and accrued liabilities is an amount of $56,250 (2004 - $nil) due to Mr. Clark for salaries accrued in the current year.

At September 30, 2005, included in accounts receivable is an amount of $4,349 (2004 – $nil) due from Sargold Resource Corporation, a related company with common directors as a result of a cost sharing arrangement for office rent and operating expenses.

At September 30, 2005 included in prepaid is $12,367 (2004 - $37,567) in advances for expenses to Richard W. Warke, Chairman.

1.9      Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

1.10    Critical Accounting Estimates

Not applicable.

1.11    Changes in Accounting Policies including Initial Adoption

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $32,500 and increased contributed surplus by $32,500.

1.12    Financial Instruments and Other Instruments

The carrying values of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, loans, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

1.13    Commitments

The office lease in Canada commenced April 1, 2003 and ends February 27, 2006. The office lease in Colorado started June 1, 2005 and ends May 31, 2008. The future minimum lease payments are as follows:

Year
2006	$68,222
2007	58,288
2008	39,607
Total	$166,117

1.14    Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 37,409,093 issued and outstanding. The Company had 3,326,833 outstanding stock options with 766,833 vested and available for exercise. The Company also had 16,430,643 in outstanding warrants available to be exercised. From September 30, 2005 to the date of this report no options were exercised and 186,625 warrants were exercised for total proceeds of $113,681.

In addition, the Company will issue 1,500,000 common shares valued at $1.10 per share on December 1, 2005 in exchange for partial conversion of the convertible debenture. $3,000,000 of the convertible debenture remains and is convertible into 1,090,909 of common shares at a price of $2.75 per share. The debenture bears an interest rate of 9% annually and can be repaid with cash and shares at the option of the Company.

The Company will issued an additional 750,000 warrants with an exercise price of $1.44 expiring in one year, as consideration for the debenture holder amending the terms of the debenture. The issuance of the warrants is subject to regulatory approval and has not been included in total warrants outstanding as of the report date.

1.15    Subsequent Events

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuances of the warrants are subject to regulatory approval.